Exhibit 99.1

For immediate release
July 23, 2008

Petro-Canada Increases Quarterly Dividend By 54%

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta  - Petro-Canada today declared a quarterly dividend of $0.20 per share on the Company's outstanding common shares − a 54% increase compared with the $0.13 per share dividend declared in April 2008. The increased dividend will be payable on October 1, 2008 to shareholders of record at the close of business on September 3, 2008.

"The increase in dividend reflects our confidence in our ability to execute our long-term business plan," said Harry Roberts, executive vice president and chief financial officer. "As an integrated company, our diversified business strategy provides stable cash flows allowing us the ability to return additional value to shareholders.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Investor and analyst inquiries:	Media and general inquiries:
Lisa McMahon	Andrea Ranson
Investor Relations	Corporate Communications
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: 403-296-3764	Tel: 403-296-4610
e-mail: investor@petro-canada.ca	e-mail: corpcomm@petro-canada.ca

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to future financing and capital activities and future cash flows. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; business strategies and goals; future returns; future investment decisions; fluctuations in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and, except as required by law, will not be publicly updated or revised, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.